EXHIBIT 11

YOUNG BROADCASTING INC. AND SUBSIDIARIES
RE COMPUTATION OF PER SHARE EARNINGS

	THREE MONTHS ENDED		NINE MONTHS ENDED
	September 30	September 30	September 30	September 30
	2005	2006	2005	2006
Shares of common stock outstanding for the entire period	20,521,758	21,624,533	20,026,788	20,849,065

Issuance of 134,031 and 413,329 shares of common stock to the Company’s defined contribution plan in 2005 and 2006	62,344	136,411	66,773	230,418

Issuance of 412,092 and 522,493 shares of common stock under the 2004 equity incentive plan in 2005 and 2006, net of cancellations	(1,269)	(2,576)	149,601	219,078

Issuance of 32,344 and 11,376 shares of common stock to the employee stock purchase plan in 2005 and 2006	15,917	—	16,540	11,014

Weighted average shares of common stock outstanding	20,598,750	21,758,368	20,259,702	21,309,575

Loss from continuing operations	(21,165,519)	(15,740,983)	(87,874,803)	(57,364,620)
Income from discontinued operations, net of taxes	—	—	11,203,884	—
Net loss	(21,165,519)	(15,740,983)	(76,670,919)	(57,364,620)

Basic loss per common share:
Loss from continuing operations	$(1.03)	$(0.72)	$(4.34)	$(2.69)
Income from discontinued operations, net	—	—	0.55	—
Net loss per common share	$(1.03)	$(0.72)	$(3.79)	$(2.69)